SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

TABLE OF CONTENTS

SMITH, MOORE & CO.

Notes to Financial Statements
December 31, 2015

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and investment advisor with the Securities Exchange Commission ("SEC") and a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has branch offices located in Missouri, Illinois, and Kansas with registered financial advisors servicing individual and corporate clients primarily in the Midwest. The Company earns commissions associated with the sale of securities, mutual funds shares, revenues from principal transactions and fees related to managed account services.

The Company contracts with RBC Correspondent Services, a division of RBC Capital Markets LLC ("RBC"), to maintain custody of client assets and to clear client transactions on a fully disclosed basis.

Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") which requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company changed its financial reporting year-end from June 30th to December 31st to better align with its corporate income tax year-end. The Company's annual calendar year reporting cycle begins in 2016.

Subsequent Events

The Company evaluated subsequent events through February 25, 2016, and concluded that no further activity has occurred that would require recognition or disclosure.

Fair Value

A substantial amount of the Company's financial assets and liabilities, as well as financial instruments with off-balance sheet risk, are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2015

Securities Owned

Securities owned consist of state and municipal government bonds which the Company classifies as trading securities. These securities are bought and held principally as inventory for the purpose of selling in the short term.

Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures. The resulting differences between cost and estimated fair value are reflected in current period earnings and included in the accompanying statement of income as applicable. Fair values are generally based on prices from independent sources such as listed market prices or broker or dealer price quotations.

Advanced Bonus

A financial advisor received an advanced bonus after joining the Company and meeting certain objectives outlined in his employment agreement. The financial advisor signed a promissory note with the Company, which is amortized over a 5-year period. The note carries an interest rate of 1.68% that is based on the published IRS mid-term applicable Federal Rate (AFR) in the month the advance occurred. The advanced bonus outstanding is carried at fair value with no allowance for losses at December 31, 2015.

Property and Equipment

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line methods over estimated useful lives of three to seven years. Leasehold improvements are amortized based on the term of the lease agreement or the economic useful life of the improvement, whichever is less. When assets are retired or disposed of, the cost and accumulated depreciation or amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of income.

Income Taxes

The Company files its corporate income tax returns using a December 31st year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

Notes to Financial Statements - Continued
December 31, 2015

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Note 2 - Concentration of Credit Risk

The Company's cash is deposited with a highly creditworthy financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2015, the Company had approximately $2,025,000 in excess of FDIC insured limits.

Note 3 - Deposits with Clearing Organizations

The Company has a non-interest bearing deposit of $10,000 with one clearing organization.

In addition, the Company is contractually obligated to maintain a deposit account at RBC. As designated by the terms of the agreement, the deposit account will, at all times, contain cash, qualified securities, or both, having a fair market value of at least $200,000. At December 31, 2015, this deposit was $200,000.

Pursuant to applicable Federal Reserve regulations, the Company also maintains a deposit with RBC relative to proprietary trading which covers securities purchased or sold short within the firm's inventory accounts. At December 31, 2015, this deposit was $300,000.

Note 4 - Securities Owned and Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.

- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Securities owned consist of Level 2 trading and investment securities, at market value, as follows at December 31, 2015:

State and municipal government obligations $ 40,339

There were no transfers between Level 1 and Level 2 during the year.

These positions are offset by a corresponding loan obligation payable to RBC in the amount of $39,878 which is included in payables to clearing organizations in the accompanying statement of financial condition.

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2015

Note 5 - Property and Equipment

Property and equipment consists of the following at December 31, 2015:

Computers and office equipment	$ 298,498
Furniture and fixtures	337,324
Leasehold improvements	90,419
	726,241
Less accumulated depreciation and amortization	(528,541)
	$ 197,700

Note 6 - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at December 31, 2015:

Accounts payable	$ 17,885
Accrued expenses and other accrued liabilities	273,675
Accrued commissions payable	1,124,559
	$1,416,119

Note 7 - Deferred Revenue and Accrued Clearing Fees

As part of the clearing agreement entered into with RBC in June 2012, the Company received a cash incentive payment of $3,500,000. In addition, clearing fees of $393,327 were waived for the first 18 months after customer accounts transitioned to RBC. These deferred amounts are reported in the accompanying statement of financial condition and are being amortized on a straight-lined basis over the ten year term of the agreement pursuant to ASC Subtopic 605-50, Customer Payments and Incentives. The unamortized deferred revenue is an allowable credit in the computation of net capital under rule 15c3-1.

Note 8 - Short-Term Bank Loans

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $300,000. Interest is calculated at the bank's prime rate plus 0.5%, with a minimum of 5.00% per annum. The agreement expires on February 28, 2016. It is collateralized by substantially all business assets. At December 31, 2015, there was no unpaid balance outstanding or pledged collateral under this agreement.

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2015

Note 9 - Commitments

The Company leases office space, equipment, network services, securities research and information services under non-cancelable operating leases expiring at various times through January 2021. Certain leases contain renewal options.

The following is a schedule of future minimum lease payments required under the leases as of December 31:

2016	$ 696,503
2017	686,451
2018	470,003
2019	240,319
2020	98,410
2021	1,518

The RBC clearing agreement requires minimum monthly revenues from trade clearance and execution fees, clearing broker portion of managed account fees, and technology and other miscellaneous fees of $30,000 per month.

The Company could be subject to liquidated damages if an election is made to voluntarily terminate the ten-year term of the RBC agreement early for convenience. The amount of the termination fee would be $30,000 for each remaining month of the initial agreement terms. The Company does not anticipate a voluntary termination of the Agreement as of December 31, 2015 and through the date the financial statements were issued.

Note 10 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of total aggregate indebtedness. The Net Capital Rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1.

At December 31, 2015, the Company had Net Capital of $1,667,431 which was $1,417,431 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio was .84 to 1, as computed under SEC Rule 15c3-1.

The Company anticipates capital withdrawals of $316,025 within the next six months following December 31, 2015. The aggregate indebtedness to Net Capital ratio will be 1.03 to 1, as computed under SEC Rule 15c3-1.

Note 11 - Financial Instruments with Off-Balance Sheet Risk

The Company's customer accounts are carried by the clearing broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the clearing broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $200,000 (see Note 3).

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note 12 - Employee Benefit Plan

The Company established and sponsors the Smith Moore 401(k) Plan for all employees meeting certain eligibility requirements. The Company contributed 3% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note 13 - Common Stock Transactions

In December 2015, the Company purchased 310 shares of its common stock from a former stockholder for a total purchase price of $54,869. The value of the 310 shares acquired was recorded as an increase in treasury stock as reflected in the accompanying statement of changes in stockholders' equity.

As disclosed in Note 10, the Company will purchase 1,800 shares of its common stock from employees for a purchase price of $316,025. In addition, the Company will purchase 985 shares of its common stock, for a purchase price of approximately $173,000, from two former employees who terminated employment subsequent to December 31, 2015. The Company anticipates capital withdrawals and/or issuing equity subordinated debt to complete the purchase of these 2,785 shares to treasury stock within the next six months.

SMITH, MOORE & CO.

Notes to Financial Statements - Continued
December 31, 2015

Note 14 - Contingencies

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the six-months ended December 31, 2015 there were no amounts levied against the Company as a result of regulatory assessments and awards.

In the normal course of business, there are various legal actions and proceedings pending against the Company. In management's opinion, after consultation with outside counsel, the liability, if any, resulting from these legal actions will not have a material adverse effect on the Company's financial position.